SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                               AMENDMENT NO. 2 to
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                           SUN WEST ENTERPRISES, INC.,
                              A Nevada corporation
             (Exact name of registrant as specified in its charter)

     NEVADA
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

2505 Rancho Bel Air, Las Vegas, Nevada                                     89107
(Address of registrant's principal executive offices)                 (Zip Code)

                                  702.240.0124
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Title of each class                        Name of Each Exchange on which
to be so registered:                       each class is to be registered:

          None                                                 None
          ----                                                 ----

Securities to be registered under Section 12(g) of the Act:

         Common Stock, par value $.001
         -----------------------------
         (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010
                                    Page 1 of

Item. 15

                            Sun West Enterprises, Inc.
                          (A Development Stage Company)

                  Index to the Financial Statements (Unaudited)
                          As of September 30, 1999 and
       For the Period from March 5, 1999 (Inception) to September 30, 1999
             And For the Three Month Period Ended September 30, 1999
--------------------------------------------------------------------------------


       Report of Independent Auditors .........................................1

       Financial Statements of Sun West Enterprises, Inc.:

          Balance Sheet, as of September 30, 1999
            (Unaudited).......................................................2

          Statements  of   Operations  for   the
             period    from    March   5,   1999
             (inception)  to September  30, 1999
             and  for  the  three  month  period
             ended September 30, 1999 (Unaudited)..............................3

          Statement   of   Shareholders'  Equity
             for the  period  from March 5, 1999
             (inception)  to September  30, 1999
             and  for  the  three  month  period
             ended     September     30,    1999
             (Unaudited).......................................................4

          Statement  of  Cash   Flows  for   the
             period    from    March   5,   1999
             (inception)  to September  30, 1999
             and  for  the  three  month  period
             ended     September     30,    1999
             (Unaudited).......................................................5

       Notes to Financial Statements (Unaudited)...............................6

                         Accountants' Disclaimer Report


To the Board of Directors
Sun West Enterprises, Inc.

The accompanying balance sheet (unaudited) of Sun West Enterprises, Inc. as of September 30, 1999, and the related statements of operations, shareholders' equity, and cash flows for the period from March 5, 1999 (inception) to September 30, 1999 (unaudited) and statements of operations and cash flows for the three month period ended September 30, 1999 (unaudited), were not audited by us and, accordingly, we do not express an opinion on them.


Kelly & Company

Kelly & Company
Newport Beach, California
October 25, 1999

                            Sun West Enterprises, Inc.

                          (A Development Stage Company)

                                  Balance Sheet

                               September 30, 1999
                                   (Unaudited)

--------------------------------------------------------------------------------

                                     ASSETS


Cash                                                               $10,000
                                                                   -------

Total  assets                                                      $10,000
                                                                   =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity:
   Common stock,  $.001 par value;   10,000,000
    shares  authorized;  2,650,000 shares issued
    and outstanding                                                $ 2,650
    Additional paid-in capital                                       9,000
    Deficit accumulated during development stage                    (1,650)
                                                                   -------

            Total shareholders' equity                              10,000
                                                                   -------

Total liabilities and shareholders' equity                         $10,000
                                                                   =======


    The accompanying notes are an integral part of the financial statements.
                      See accountants' disclaimer report.

                            Sun West Enterprises, Inc.

                          (A Development Stage Company)

                             Statement of Operations

                          As of September 30, 1999 and
       For the Period from March 5, 1999 (Inception) to September 30, 1999
             And For the Three Month Period Ended September 30, 1999
                                   (Unaudited)

--------------------------------------------------------------------------------


                                                                 Period from
                                              Three Months      March 5, 1999
                                                  Ended        (Inception) to
                                              September 30,     September 30,
                                                  1999              1999
                                                  ----              ----


Revenue                                           --                 --

Cost of sales                                     --                 --
                                                -------           -------
      Gross profit                                --                 --
                                                -------           -------

Other expenses                                    --              $(1,650)
                                                -------           -------
Net (loss)                                        --              $(1,650)
                                                =======           =======





    The accompanying notes are an integral part of the financial statements.
                       See accountants' disclaimer report.

                            Sun West Enterprises, Inc.
                          (A Development Stage Company)

                        Statement of Shareholders' Equity

                          As of September 30, 1999 and
       For the Period from March 5, 1999 (Inception) to September 30, 1999
                                   (Unaudited)

--------------------------------------------------------------------------------



                                                                                    Deficit
                                                                                  Accumulated
                                                        Common      Additional     During the
                               Common        Common     Stock        Paid-in      Development
                               Shares        Stock    Subscribed     Capital         Stage       Total
                               ------        ------   ----------     -------         -----       -----
Balance
  March 31, 1999              1,650,000      $1,650    $1,000        $9,000        $(1,650)      $10,000
     Issuance of
      common stock
      on collection
      of stock
      subscrip-tion
      receivable              1,000,000       1,000    (1,000)         --            --             --
         Net loss                  --          --        --            --            --             --
                              ---------      ------   -------        ------        -------       -------
Balance,
  September 30, 1999          2,650,000      $2,650      --          $9,000         (1,650)      $10,000
                              =========      ======   =======        ======        =======       =======








    The accompanying notes are an integral part of the financial statements.
                       See accountants' disclaimer report.

                            Sun West Enterprises, Inc.

                          (A Development Stage Company)

                             Statement of Cash Flows

                          As of September 30, 1999 and
       For the Period from March 5, 1999 (Inception) to September 30, 1999
             And For the Three Month Period Ended September 30, 1999
--------------------------------------------------------------------------------


                                                                                           Period from
                                                                        Three Months      March 5, 1999
                                                                            Ended        (Inception)  to
                                                                        September 30,     September 30,
                                                                            1999              1999
                                                                            ----              ----
      Cash flows from operating activities:
         Net loss                                                           --              $ (1,650)
            Adjustments to reconcile net loss to net
              cash used in operations:
                  Increase  in liabilities:
                           Due to officer                                   --                  --
                                                                        --------            --------
      Cash used in operating activities                                     --                (1,650)
                                                                        --------            --------
     Cash flows used in investing activities:                               --                  --

                                                                        --------            --------
      Cash used in investing activities                                     --                  --
                                                                        --------            --------
     Cash flows provided by financing activities:

                Issuance of common stock                                    --                11,650
                                                                        --------            --------
      Cash provided by financing activities                                 --                11,650
                                                                        --------            --------
      Net increase (decrease) in cash                                       --                10,000
      Cash at beginning of period                                       $ 10,000                --
                                                                        --------            --------
      Cash at end of period                                             $ 10,000            $ 10,000
                                                                        ========            ========


                Supplemental Disclosure of Cash Flow Information


       Interest paid                                                        --                  --
       Income taxes paid                                                    --                  --


      Supplemental Schedule of Non-cash Investing and Financing Activities


Common stock subscriptions:
       Stock subscriptions receivable                                       --              $ 10,000
       Common stock subscribed                                              --              $ (1,000)
       Additional paid-in capital                                           --              $ (9,000)



    The accompanying notes are an integral part of the financial statements.
                       See accountants' disclaimer report.

                            Sun West Enterprises, Inc.

                          (A Development Stage Company)

                          Notes to Financial Statements

                          As of September 30, 1999 and
       For the Period from March 5, 1999 (Inception) to September 30, 1999
             And For the Three Month Period Ended September 30, 1999
                                   (Unaudited)

--------------------------------------------------------------------------------


1.   Basis of Presentation

     In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, except as noted elsewhere in the notes to the financial statements, necessary to present fairly its financial position as of September 30, 1999 and the results of its operations and cash flows for the period from March 5, 1999 (inception) to September 30, 1999 and the three months ended September 30, 1999.

2.   Development Stage Operations

     Sun West Enterprises, Inc. (a development stage company) (the "Company") was incorporated in the state of Nevada on March 5, 1999 and has no operating history with no revenues and no products or technology ready for the market. The Company's initial business plan anticipates engaging in the manufacture and/or sale of vitamins and nutritional supplements. The implementation of these plans requires, among other things, significant resources and may involve the use of leased facilities and equipment, subcontract manufacturing, consultants, outside sales representatives, and/or merger with an operating entity. While management believes the Company has adequate cash resources to meet its immediate liquidity needs, the Company's ability to be a going concern is predicated on its ability to raise additional necessary capital to implement its plans, achievement of successful operations, and or the completion of a merger with an operating entity. There is no assurance that any of these will occur or be successful.

3.   Year 2000 Disclosure (Unaudited)

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software might have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a system failure or miscalculations. The Company has not commenced operations as of September 30, 1999 and believes the Year 2000 problem will not pose significant operational problems.



                       See accountants' disclaimer report.

                          Sun West Enterprises, Inc.

                          (A Development Stage Company)

                          Notes to Financial Statements

                          As of September 30, 1999 and
       For the Period from March 5, 1999 (Inception) to September 30, 1999
             And For the Three Month Period Ended September 30, 1999
                                   (Unaudited)

--------------------------------------------------------------------------------








                       See accountants' disclaimer report.

                                   SIGNATURES


In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Sun West Enterprises, Inc. has duly caused this Amendment No. 2 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California on November 19, 1999.

                                                    Sun West Enterprises, Inc.,
                                                    a Nevada corporation

                                                    By: /s/ Richard Reincke
                                                    Secretary